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                       SMITH MACKINNON, PA
                    PROFESSIONAL ASSOCIATION
                        ATTORNEYS AT LAW
                                                       POST OFFICE BOX 2254
                            SUITE 800               ORLANDO, FLORIDA 32802-2254
                          CITRUS CENTER
                     255 SOUTH ORANGE AVENUE         TELEPHONE (407) 843-7300
                     ORLANDO, FLORIDA 32801          FACSIMILE (407) 843-2448
JOHN P. GREELEY                                       EMAIL: JPG7300@AOL.COM

                                                                December 8, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Attention:       Mr. Todd K. Schiffman
                 Assistant Director

      Re:        First State Financial Corporation
                 Form S-1 filed October 18, 2004
                 File No. 333-119800

Dear Mr. Schiffman:

      This is in response to your letter dated December 3, 2004 concerning the above-captioned filing. The following responses have been numbered to correspond with the numbered comments set forth in the staff's letter. As a matter of convenience, the staff's comments and headings are repeated below with the Company's responses set forth immediately following each comment. Page references are to those pages in Amendment No. 2 to the Registration Statement (the "Registration Statement") filed concurrently herewith.

      Please note that Amendment No. 2 includes an increase in the number of shares of common stock in the offering from 1,850,000 shares to 2,127,500 shares (and a corresponding increase in the over-allotment shares from 277,500 shares to 319,125 shares). As a result, an additional filing fee of $485 has previously been forwarded by the Company as additional filing fees for the registration of the additional shares.

General

1. We note that you have revised the prospectus to conform to Plain English Rules, however, please replace the term "therewith" on page II-2 and double check the prospectus for any more terms you may have overlooked.

      Response: The term "therewith" on page II-2 has been replaced, and we have double checked both the prospectus and the remaining portions of the registration statement for other terms that we may have overlooked.

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2.    Please confirm that the Table of Contents will include specific page references.

      Response: The Table of Contents on the back page of the prospectus will include specific page references.

3. Please confirm to us whether you have existing regulatory agreements with any financial regulators.

      Response: Company management confirms that neither the Company nor its subsidiary bank has any existing regulatory agreements with any financial regulators.

Summary General

4. We note your response to comment 5. Please consider providing an additional section on page 1 before "Our Company" which very generally describes the transaction (how many shares are being offered, by whom, with what objectives).

      Response: We have added an additional "Introduction" section on page 1 which generally describes the transaction.

Risk Factors
General

If we lose key employees our business may suffer - page 8

5. Please consider incorporating the absence of employment and non-compete agreements in this heading on page 8.

      Response: The absence of employment and non-compete agreements has been incorporated into this heading.

Summary Compensation Table - page 43

6. We note your response to comment 21. Please confirm that Mr. Coughlin attended 21 directors' meetings in 2003.

      Response: Mr. Coughlin indicates that during 2003, he was compensated for 12 board meetings (at $200 per meeting) and 12 committee meetings (at $150 per meeting). We have revised footnote (1) on page 46 to note that the amounts relate to director and committee fees.

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Federal Bank Holding Company Regulation and Structure - page 48

7. In your response to comment 22, you discuss your intention to apply to become a financial holding company. Please consider including these intentions in the summary section of the prospectus and discussing the implications they will have on your business. In additon, consider discussing the possibility of the rejection of your application by the Federal Reserve under the Risk Factor section.

      Response: The requested disclosures have been provided. See the end of the 4th paragraph under "Our Company" on the bottom of page 1 and the top of page 2, and the inclusion of the first risk factor at the top of page 9.

                                      ****

      Please note that we also have included with this Amendment a request for acceleration of the effective date of the Registration Statement, incorporating the acknowledgments set forth on page 3 of your December 3, 2004 Comment Letter.

      On behalf of the Company, we appreciate your prompt attention give to this Amendment and we trust that the foregoing has been responsive to the staff's comments.

      If you should have any further questions or comments regarding this submission, please contact me at (407) 843-7300.

                                           Sincerely,

                                           /s/ John P. Greeley

                                           John P. Greeley

JPG:erw

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